Mail Stop 4628
                                                           May 24, 2018

Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.
23F, National Development Bank Tower
No. 2 Gaoxin 1st Road, Xi'an, PRC 710075

       Re:    Future FinTech Group Inc.
              Registration Statement on Form S-3
              Filed May 4, 2018
              File No. 333-224686

Dear Mr. Yongke Xue:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Company, page 2

1. We note you are in the process of transitioning your main business operations and that you anticipate generating revenues from your financing leasing business, the acquisition and disposal of financial assets and the application of blockchain technology for online sales of products. Please revise your disclosure to:
            clearly explain your plan of operations for each of your six enumerated business focuses as described on page 3; and
            discuss the material costs that you expect to incur in order to provide all of the services described in the prospectus.

       For example, please describe the current business of your "bulk agricultural products spot trading business and financial technology businesses," and explain how such financial technology business relates to such bulk agricultural products trading business.
       Similarly, please provide a more specific discussion of your "related asset and equity
 Yongke Xue
Future FinTech Group Inc.
May 24, 2018
Page 2

       investment management" focus, including a clear description of the services you expect to provide and who you expect your customers to be. Please revise to address the six enumerated business focuses as described on page 3.

2. You disclose your plans to take advantage of possible opportunities presented by the expanding interest in "FinTech," including blockchain technology, cryptocurrencies and other forms of digital assets. To the extent you are not engaged or you are engaged to only a limited extent in a particular line of business, please include information to eliminate any misleading inference to such line of business.

3. We note you will use blockchain technology in different business segments, including online sales and internet distribution businesses, agricultural products trading, to facilitate financial payments and transactions, and to create new opportunities. Please revise your disclosure to clarify how you intend to implement blockchain technology and the current status of such technology, including whether your blockchain technology is developed and operational, and your plans and timeframes for such development if such product is not operational yet. Please disclose whether such blockchain is or will be open and public. In addition, please clarify what portion of your business is related to e-commerce as compared to blockchain technology and whether you have generated any revenue from blockchain related technology.

4. You disclose you have entered into a services agreement for the development of your blockchain globally shared shopping mall platform. Please clarify if this is your agreement with Reits (Beijing) Technology Co. Ltd. or identify the counterparty, and disclose the material terms of this agreement. We note that you filed a services agreement as Exhibit 10.1 to your Form 8-K on December 22, 2017 for the development of your blockchain globally shared shopping mall platform.

5.     We note you have signed a license agreement with Shaanxi
Entai-Biotechnology Co. Ltd.
       to serve as the sole global general distributor and operational platform for IB-Live.
       Please describe the "platform for `IB-Live'" and clarify whether you currently use your
       e-commerce platform to perform under this license agreement.

6. Please expand your disclosure to discuss the digital assets held by DCON DigiPay in which you own 60% interest and how these assets will interact with the blockchain platform Nova Realm City. We note you state that DCON DigiPay is the only accepted payment system for Nova Realm City communities. In this regard, revise to more clearly explain what consists of the Nova Realm City communities.

Risk Factors, page 6

7. We note disclosure that your activities are principally conducted by subsidiaries operating in the PRC. Please revise your disclosure to discuss how your new business focus following the contemplated spin-off of your fruit juice business will impact your
 Yongke Xue
Future FinTech Group Inc.
May 24, 2018
Page 3

        regulatory and business risks. In your revision, please include a discussion of the government entities that enforce applicable regulations, including any PRC-regulations.

8. We note the risk factor titled "The blockchain related products and services that we are developing have the potential to be used in ways we do not intend, including for criminal or other illegal activities" in your Form 10-K for the fiscal year ended December 31,
        2017. Please disclose how you intend to secure your blockchain and the risk of manipulating your blockchain technology.

Other

9. We note you issued a press release on December 22, 2017 disclosing that you may issue
        "tokens" to support the implementation and operation of your Globally Shared Shopping
        Mall blockchain software system. However, disclosure in your registration statement only briefly refers to "tokens" in connection with DCON DigiPay. Please clarify whether you will be issuing tokens or accepting tokens as a form of payment for your products.

10. We note you issued a press release on January 4, 2018 disclosing that your chief executive officer, Mr. Yongke Xue, gifted you a 5% equity interest in Nova Realm
        Limited. Please revise to disclose this transaction and provide a brief description of Nova
        Realm Limited's business.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren P.
Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.


                                                             Sincerely,

                                                             /s/ Loan Lauren P.
Nguyen for

                                                             John Reynolds
                                                             Assistant Director
                                                             Office of Natural
Resources